Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-208625) of Coherus BioSciences, Inc. and in the related Prospectus for the registration of common stock, preferred stock, debt securities and warrants  and in the Registration Statement (Form S-8 No. 333-200593) pertaining to the BioGenerics, Inc. 2010 Equity Incentive Plan, as amended, the Coherus BioSciences, Inc. 2014 Equity Incentive Award Plan, and the Coherus BioSciences, Inc. 2014 Employee Stock Purchase Plan of Coherus BioSciences, Inc. of our reports dated February 29, 2016, with respect to the consolidated financial statements of Coherus BioSciences, Inc., and the effectiveness of internal control over financial reporting of Coherus BioSciences, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2015.

/s/ERNST & YOUNG LLP

Redwood City, California

February 29, 2016